77D     Policies with respect to security investment


-Change in Duration Guideline of Short Duration Municipal Income Fund

At your meeting, you will be asked to approve a change in the duration guideline of the Short Duration Municipal Income Fund (the Fund).
Currently, the average portfolio duration of the Fund is not expected to exceed two years. PIMCO proposes to increase the maximum average duration of the Fund to three years.

This change will put the Fund on a more competitive footing among other funds within its comparative Lipper and Morningstar rating categories. Within the Lipper universe of municipal bond funds, the Fund is included in the National Municipal Short-term Funds category. Lipper defines funds in this category as having weighted average maturities from 1 to 5 years. Morningstar characterizes funds in its Municipal Bond Short-Term category as having average durations less than 4.5 years.

By expanding the Funds upper duration limit, the portfolio manager will be better able to take advantage of roll-down opportunities in the front end of the municipal yield curve, as it has been consistently steep even when the Treasury curve has been either flat or inverted. While the current ranking of the Fund is quite competitive (3rd of 33 funds in its Lipper category on 4/30/02 measured since its inception, 8/31/99), its much shorter duration constraint has hampered relative performance and published yields, especially during rallying markets.

Subject to your approval, PIMCO will supplement the prospectuses to reflect this change, which is proposed to become effective July 1, 2002.

We will discuss this change with you at the meeting.

RESOLVED, that effective July 1, 2002 the average portfolio duration of the PIMCO Short Duration Municipal Income Fund of the PIMCO Funds: Pacific Investment Management Series be changed from two years to the maximum average duration of three years be, and hereby is, approved.




-All Asset Fund Guideline Changes (PIMS only)

Two modificaions were made to the guidelines of the PIMCO Funds: Pacific Investment Management Series - All Asset Fund. The following highlights the modifications which were incorporated in the October 11, 2002 prospectuses:

1. Combined investments in StocksPLUS and StocksPLUS Total Return limited to a maximum of 50%; and

2. Combined investments in Real Return, Real Return II, Real Return Asset, and CommodityRealReturn Strategy limited to a maximum of 67%.

No action is required by the Trustees as this is for informational purposes only.




-Disclosure relating to the Asset-Backed Securities Portfolio and Asset-Backed Securities Portfolio II

PIMCO recommends that the Asset-Backed Securities and Asset-Backed Securities II Portfolios of the Private Account Portfolio Series be allowed to invest up to 5% of their total assets in any combination of interest only, principal only or inverse floating rate securities. This would be consistent with the percentages allowed in the Mortgage and Mortgage II Portfolios as well as most all the publically offered PIMS Funds.

Asset-backed securities, like mortgage and treasury securities, can be stripped in order to separate the interest payments from the principal. These securities may contain greater interest rate sensitivity than the underlying securities, however, they can actually decrease overall portfolio risk when used appropriately. The structures that PIMCO expects to purchase will typically be AAA-rated securities.

Most asset-backed IOs and POs are cashflows that are being sold on new home equity and manufactured home deals which represent approximately 33% of the Lehman Asset-Backed Index.

RESOLVED, that the Asset-Backed Securities and Asset-Backed Securities II Portfolios (Private Account Portfolio Series) of the PIMCO Funds: Pacific Investment Management Series be permitted to invest up to 5% of their total assets in any combination of interest only, principal only or inverse floating rate securities be, and hereby is, approved.